UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
L3HARRIS TECHNOLOGIES, INC.

(Exact name of the registrant as specified in its charter)
Delaware    1-3863    34-0276860

(State or other jurisdiction of    (Commission    (IRS Employer
incorporation or organization)    File Number)    Identification No.)
1025 West NASA Boulevard, Melbourne, Florida 32919

(Address of principal executive offices)     (Zip code)

Scott T. Mikuen, (321) 727-9100

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
x Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This Form SD – Specialized Disclosure Report for L3Harris Technologies, Inc. (this “2019 SD Filing”) was filed for the reporting period from January 1, 2019 to December 31, 2019 (the “2019 Reporting Period”).
L3Harris Technologies, Inc. together with its subsidiaries, is an agile global aerospace and defense technology innovator, delivering end-to-end solutions that meet customers’ mission-critical needs. We provide advanced defense and commercial technologies across air, land, sea, space and cyber domains. We support government and commercial customers in more than 100 countries, with our largest customers being various departments and agencies of the U.S. Government and their prime contractors. Our company is the product of a transformational merger (the “Merger”) completed in June 2019 involving L3 Technologies, Inc. and Harris Corporation, which significantly increased the size of our overall combined operations. We reported the financial results of our operations in the following four segments (also referred to as our business segments) as of the end of the 2019 Reporting Period:

•
Integrated Mission Systems, including multi-mission intelligence, surveillance and reconnaissance and communication systems; integrated electrical and electronic systems for maritime platforms; and advanced electro-optical and infrared solutions;

•	Space and Airborne Systems, including space payloads, sensors and full-mission solutions; classified intelligence and cyber defense; avionics; and electronic warfare;

•	Communication Systems, including tactical communications; broadband communications; integrated vision solutions; and public safety; and

•
Aviation Systems, including defense aviation products; security, detection and other commercial aviation products; commercial and military pilot training; and mission networks for air traffic management.

Because we believed for the 2019 Reporting Period that one or more “conflict minerals” (as defined in paragraph (d) of Item 1.01 of Form SD) were necessary to the functionality or production of many of the products manufactured by us or contracted by us to be manufactured, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding those conflict minerals pursuant to Item 1.01 of Form SD. Below is a brief description of our RCOI and our RCOI results.

RCOI and RCOI Results
For our RCOI for the 2019 Reporting Period under the U.S. Securities and Exchange Commission conflict minerals rules (“Conflict Minerals Rules”), we continued to use a survey approach targeting the larger‑dollar‑volume suppliers for our now-larger overall combined company operations following the Merger, due to the vast and increased number of suppliers in our supply chain, and our RCOI coverage was expanded accordingly. As a downstream purchaser, we rely on our direct suppliers to provide information with respect to the origin of conflict minerals contained in our products, including sources of conflict minerals that are supplied to our direct suppliers by their upstream suppliers. We used the survey template developed by the Electronic Industry Citizens Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”), known as the Conflict Minerals Reporting Template (“CMRT”). This survey form was designed to ascertain from a supplier the presence, if any, and source, origin and processing facility of conflict minerals in the products, materials and supplies that supplier provides to us, as well as to obtain other information regarding the supply chain for those conflict minerals, that supplier’s conflict minerals program and the reliability of the information provided by that supplier.
Our targeted group of larger‑dollar‑volume suppliers for the 2019 Reporting Period represented approximately 65% of our now-larger total direct spend with suppliers (including original equipment manufacturers supplying to us through distributors) (our “Total Direct Spend”). We sent our survey form to our targeted suppliers notifying them of the Conflict Minerals Rules and our conflicts minerals policy. We requested them to complete the survey form, for which we would need their accurate and timely responses. We analyzed each completed survey form for completeness and content relative to the types of information we sought and otherwise to determine if it was reasonable for us to rely on the supplier’s response and the information included therein. We followed up with non-responsive suppliers and those submitting surveys that were incomplete or contained inconsistent information.We received completed survey forms from responsive suppliers representing approximately 67% of our Total Direct Spend represented by the suppliers from whom we solicited survey forms (our “Surveyed Spend”), or approximately 44% of our Total Direct Spend. We also received unsolicited surveys from suppliers representing less than 1% of our Total Direct Spend which are reflected in the responses discussed below.

A summary of certain information in those completed survey forms follows:

*Does not display responses of not from DRC region, which totaled less than 1%.

•
Suppliers responding that the products, materials and supplies those suppliers provided to us did not contain any of the four conflict minerals (tin, tantalum, tungsten, gold) represented approximately 44% of our Surveyed Spend (approximately 29% of our Total Direct Spend).

•
Suppliers responding that any conflict minerals in the products, materials and supplies those suppliers provided to us did not originate in the Democratic Republic of the Congo or an “adjoining country” (as defined in paragraph (d) of Item 1.01 of Form SD) (collectively, the “covered countries”) represented less than 1% of our Surveyed Spend (less than 1% of our Total Direct Spend).

•
Suppliers responding that the source of any conflict minerals in the products, materials and supplies those suppliers provided to us was uncertain or unknown represented approximately 15% of our Surveyed Spend (approximately 10% of our Total Direct Spend).

•
Suppliers responding that any conflict minerals in the products, materials and supplies those suppliers provided to us were believed to have originated from the covered countries represented approximately 8% of our Surveyed Spend (approximately 5% of our Total Direct Spend).

Based on our RCOI, we determined for the 2019 Reporting Period that the necessary conflict minerals in the products, materials and supplies provided to us by the suppliers responding as described in the second and third bullets above did not originate in the Democratic Republic of the Congo or an adjoining country or that we had no reason to believe that such necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country.

Additionally, for the necessary conflict minerals in the products, materials and supplies provided to us by the suppliers responding as described in the fourth bullet above, we determined based on our RCOI for the 2019 Reporting Period that we knew such necessary conflict minerals originated in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap sources, or that we had reason to believe that such necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and have reason to believe that such necessary conflict minerals may not be from recycled or scrap sources. Consequently, we exercised due diligence on the source and custody of such necessary conflict minerals pursuant to Item 1.01(c) of Form SD, and we have filed a Conflict Minerals Report as Exhibit 1.01 to this Form SD.
Our 2019 SD Filing and Conflict Minerals Report are publicly available on our Internet website at the following link:
https://www.l3harris.com/corporate-governance
Item 1.02 Exhibit
Our Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 – Exhibits
Item    2.01 Exhibits
The following exhibit is filed herewith:
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

L3HARRIS TECHNOLOGIES, INC.
By:	/s/ Scott T. Mikuen
	Name:	Scott T. Mikuen
	Title:	Senior Vice President, General Counsel and Secretary

Date: June 1, 2020